April 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mark P. Shuman, Branch Chief - Legal

Re:	Answers Corporation Amendment No. 1 to Form S-3 filed March 21, 2006 File No. 333-131108

Dear Mr. Shuman:

This letter sets forth the responses of Answers Corporation, a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 10, 2006 concerning the Company’s Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-131108) filed with the Commission on March 21, 2006 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated April 10, 2006. References in the text of the responses herein to captions and page numbers are to Amendment No. 2 to Form S-3 which is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form S-3/A

Prospectus Cover Page

1.
Please move the first paragraph, which references prior registration statements and provides detailed information about the shares offered for resale, so that it is presented as a footnote to the fee table. Detailed information of this nature should not be presented on the cover page of the prospectus. Also, delete the remaining portions of the first sentence of the second paragraph, beginning with the phrase “other than the exercise price, if any. . .”, because the filing concerns the registration of resales of shares and investors should understand that all of the proceeds of shares they purchase in the offering to be made by the prospectus will accrue to the selling shareholders.

On the prospectus front cover page of Amendment No. 2 to Form S-3, we have made the requested changes. The explanatory note on the registration front page includes the detailed information regarding the shares registered on other registration statements and the footnotes to the fee table include detailed information about the shares being registered for resale on Registration Statement No. 333-131108.

Selling Stockholders, page 1

2.
Footnote 16 to your Selling Stockholder table indicates that you are registering 13,334 shares, rather than 12,733 shares as stated, for the account of this stockholder. It appears that the footnote should be revised to state that 6,066 shares underlying Reload Warrants are being registered. Please revise or advise.

On page 12 of Amendment No. 2 to Form S-3 we have revised footnote 16 to the Selling Stockholder Table.

3.
Please refer to prior comment 7 from our letter dated February 13, 2006. Your response states that you have described all material terms of the issuance transactions through which each selling stockholder received the shares being offered for their account. Please revise to provide a description of the material terms of issuance of the $5,000,000 in convertible promissory notes (as the shares to be issued upon conversion of such notes is being registered herein), the consulting agreements with Barretto Pacific and Rivington Investments, and the acquisition of Brainboost.

On page 10 of Amendment No. 2 to Form S-3 we have added in a more detailed description of the material terms of issuance of the $5,000,000 in convertible promissory notes, the consulting agreements with Barretto Pacific Corporation and Rivington Investments, N.V. and the acquisition of Brainboost.

Signatures, page 11-4

4.
Please refer to prior comment 12 from our letter dated February 13, 2006. We note your response that Mr. Steinberg is the principal financial officer. However, the Instructions to Form S-3 also require the signature of the person signing the registration statement in the capacity of your controller or principal accounting officer, or person performing similar functions. Please revise.

On the signature page to Amendment No. 2 to Form S-3, we have indicated that Mr. Steinberg is the Principal Accounting and Financial Officer of the Company.

Exhibit 5.1

5.
Please confirm that you concur with our understanding that the reference and limitation to “General Corporation law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

We have indicated in our refiled legal opinion that the General Corporation law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

6.
We note counsel’s limitation that members of its firm are admitted to the bar in the State of New York. We will accept an opinion of counsel on a jurisdiction in which counsel is not admitted to practice so long as the opinion is not qualified as to jurisdiction. In this regard, counsel should revise the opinion to delete any reference to its members being admitted in New York.

The reference to members of our firm being admitted in New York has been deleted from our refiled opinion.

7.
We also note counsel’s limitation that the opinions expressed are “based on laws in effect on the date hereof, which laws are subject to change with possible retroactive effect.” Please note that your legal opinion must speak as of a date relatively close to the date of desired effectiveness. Since the opinion includes this limitation, please provide an updated opinion prior to requesting effectiveness of this registration statement.

Our refiled opinion does not include the phrase “based on laws in effect on the date hereof, which laws are subject to change with possible retroactive effect.”

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 8A Controls and Procedures. page 33

8.
Please refer to prior comment 14 from our letter dated February 13, 2006. We note from your response that you agreed to take our prior comment into consideration in preparation of future Item 308(c) disclosure. However, your disclosure states that there was “no significant change in [y]our internal controls over financial reporting that could significantly affect internal controls during the three months ended December 31, 2005.” Revise to state if there were any changes in your internal control over financial reporting that occurred during the quarter ended December 31, 20045 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We have revised Item 8A of Form 10-KSB and filed a Form 10-KSB/A on April 13, 2006 to state that “there were no changes in our internal controls over financial reporting that occurred during the quarter ended December 31, 2005 that materially affected or are reasonably likely to materially affect our internal controls over financial reporting.”

Very truly yours,

/s/ Jeffrey J. Fessler